John Pinkel, CFA

Partner, Portfolio Manager at Indus Capital Partners
San Francisco, California, United States

Contact

www.linkedin.com/in/john-pinkel-cfa-ab9a5a236 (LinkedIn)

Languages

Mandarin (Native or Bilingual)

Certifications

Chartered Financial Analyst (CFA)

Experience

Indus Capital Partners

Partner, Portfolio Manager
March 2003 - Present (21 years 10 months)

Citi

Managing Director, Head of Equities
June 2000 - February 2003 (2 years 9 months)
Taiwan

Merrill Lynch

Head of China Research
November 1996 - March 1999 (2 years 5 months)
Hong Kong, Hong Kong SAR

Education

UC Santa Barbara

Bachelor of Science - BS, Applied Mathematics · (August 1981 - May 1985)